A/B

09041068

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44225

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2008 (MM/DD/YY) AND ENDING March 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL PORTFOLIO MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2205 YORK ROAD
(No. and Street)

TIMONIUM, MARYLAND 21093
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK V. DYER 410-667-4575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMYTH & WARD, P.A.
(Name – *if individual, state last, first, middle name*)

EXECUTIVE PLAZA III, SUITE LL5, HUNT VALLEY, MD 21031
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section

MAY 21 2009

Washington, DC
122

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK V. DYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL PORTFOLIO MANAGEMENT, as of MARCH 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public
Commission exp 3/1/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL PORTFOLIO MANAGEMENT, INC.

Table of Contents

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditor's Report

Board of Directors
Capital Portfolio Management, Inc.

We have audited the accompanying statement of financial condition of Capital Portfolio Management Inc. as of March 31, 2009 and related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Portfolio Management, Inc. as of March 31, 2009 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smyth & Ward PA

Hunt Valley, Maryland
May 12, 2009

CAPTAL PORTFOLIO MANAGEMENT, INC.
Statement of Financial Condition
March 31, 2009

ASSETS	
CURRENT ASSETS	
Cash	$ 3,767
Deposits with clearing organizations	50,506
Marketable securities	35,385
Receivable from clearing broker	24,675
Income tax refund receivable	125
Employee advance	128,739
TOTAL CURRENT ASSETS	243,197
Furniture and equipment (at cost less accumulated depreciation of $33,727)	14,687
Rental security deposit	3,050
TOTAL ASSETS	$ 260,934
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 12,021
Payable to clearing broker	7,405
Income tax payable	411
Commissions payable to brokers	10,284
TOTAL LIABILITIES	30,121
STOCKHOLDERS' EQUITY:	
Nonconvertible preferred stock, $1.00 par value, 100,000 shares authorized; 87,600 shares issued	438,000
Common stock, $1.00 par value, 200,000 shares authorized, 22,000 shares issued	22,000
Retained deficit	(229,187)
TOTAL STOCKHOLDERS' EQUITY	230,813
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 260,934

The accompanying notes are an integral part of these financial statements.

CAPITAL PORTFOLIO MANAGEMENT, INC.
Statement of Income
For the Year Ended March 31, 2009

Revenues	
Commissions	$ 796,987
Principal transactions	(13,577)
Interest	13,934
Total revenues	797,344
Expenses	
Compensation and benefits	552,734
Floor brokerage and clearing fees	8,161
Communications	19,827
Occupancy and equipment rental	68,765
Other	58,926
Total expenses	708,413
Income before income taxes	88,931
Provision for income taxes	2,286
Net income	$ 86,645

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2009

	Capital Stock		Retained	
	Preferred	Common	Deficit	Total
Balance March 31, 2008	$ 448,000	$ 22,000	$ (278,967)	$ 191,033
Net income	-----	-----	86,645	86,645
Purchase and retirement of preferred shares	(10,000)	-----	-----	(10,000)
Dividends paid on preferred stock	-----	-----	(36,865)	(36,865)
Balance March 31, 2009	$ 438,000	$ 22,000	$ (229,187)	$ 230,813

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
Statement of Cash Flows
For the Year Ended March 31, 2009

Cash flows from operating activities:	
Net income	$ 86,645
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,553
(Increase) decrease in operating assets:	
Deposits with clearing organization	(506)
Marketable securities	12,072
Receivable from clearing broker	3,226
Income tax refund receivable	1,875
Employee advances	(61,201)
Rental security deposit	(3,050)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(2,757)
Payable to clearing broker	93
Income taxes payable	411
Commissions payable to broker	(1,363)
Net cash provided by operations	37,998
Cash flows from investing activities:	
Purchase of fixed assets	(1,175)
Net cash used by investing activities	(1,175)
Cash flows from financing activities:	
Preferred stock redemption	(10,000)
Dividends paid on preferred stock	(36,865)
Net cash used by financing activities	(46,865)
Net decrease in cash	(10,042)
Cash, beginning of year	13,809
Cash, end of year	$ 3,767
Supplemental Cash Flow Information	
Cash payments for:	
Interest	$ 5,538
Federal and state income taxes	$ -0-

The accompanying notes are an integral part of these financial statements

1. Operations of the Company

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in Maryland on August 14, 1991.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises of services including principal transactions and agency transactions.

The Company forwards all securities transactions to its clearing broker, which carries and clears such transactions for the Company on a fully disclosed basis. During the first six months of the fiscal year, the clearing broker was Bear Stearns Securities Corp. In October 2008 J.P. Morgan Clearing Corp. became the clearing broker after it acquired Bear Stearns Securities Corp.

The Statement of Financial Condition was prepared in accordance with generally accepted accounting principles which require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies

A. Security Transactions

Commission revenue and expenses are recorded on a settlement date basis which does not differ materially from a trade date basis.

B. Marketable Securities

Marketable securities, which consist of corporate stocks and options, are recorded at market value and the resulting difference between cost and market is included in income.

C. Office Equipment

Office equipment is recorded at cost - $48,415, net of accumulated depreciation of $33,727 at March 31, 2009. Depreciation of office equipment is determined by use of an accelerated method over the estimated useful life of the asset.

D. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as cash in checking accounts and brokerage accounts. It does not include money market investments or security deposits held as cash.

E. Employee Benefits

Compensated absences are generally taken as earned and do not represent a material amount. Accordingly, the Company has not accrued compensated absences.

F. Allowance for Bad Debts

The Company uses the direct write-off method for bad debts. Receivables are charged against income when management determines them to be uncollectible. Potential uncollectible receivables at year end are considered immaterial and therefore, no allowance for doubtful accounts has been established.

3. Securities Owned

Marketable securities owned consist of trading and investment securities at quoted market values, as illustrated below. These securities are available for sale. The Company does not own any securities it plans to hold until maturity.

Corporate stocks	$ 50,496
Corporate options	10
Total marketable securities held for resale	$ 50,506

4. Retirement Plan

The Company offers a Simple IRA retirement plan for its employees. Each participating employee is permitted to contribute a portion of his compensation to the Plan. Within Plan limits, the Company is required to contribute on behalf of each eligible participant a matching percentage of the participant's salary. The Company funded $1,203 to the Plan for the year ended March 31, 2009.

5. Income Taxes

The components of income tax expense are federal tax of $1,475 and state income tax of $811. The difference between the Company's tax rate and the normal statutory rate is primarily attributable to the utilization of a tax loss carry-forward of $84,481 in this fiscal year. The Company prepares its tax return on a cash basis. There is a minimal difference between the income tax expense on a cash basis versus the accrual basis for the year ended March 31, 2009, therefore, no deferred tax adjustment is required as of March 31, 2009.

6. Lease Commitments

The Company moved its office in February 2009 to a new location. The Company leases its office under a non-cancelable operating lease expiring in February 2010. At March 31, 2009, the aggregate future minimum commitment under the lease is as follows:

Year Ended March 31:	
2010	$ 36,662
2011	36,306
2012	34,932
Total	$ 107,900

7. Credit Risk

In the normal course of business, the Company's securities activities through its correspondent broker involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, bank depositories, or clearing organizations are unable to fulfill contractual obligations.

In accordance with industry practice, the Company records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. The risk of loss on the trade date transactions is identical to the risk inherent in settlement date transactions and relates to the customer's or broker's and dealer's inability to meet the terms of their contracts.

7. Credit Risk - continued

The Company does not have any significant concentration in the value of business with a particular customer, group of customer or product.

The Company has concentrated its credit risk by maintaining deposits in M&T Bank and its clearing brokers, Bear Stearns and J.P. Morgan. The deposits in M&T Bank may at times exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The deposits in the clearing brokers may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC).

The Company has not experienced a loss in such accounts and believes it is not exposed by any significant credit risk to cash.

8. Related Party Transactions

The Company leased through January 2009 office space that was owned by the Company's sole common stockholder. The Company moved to its present location in February 2009 and the stockholder sold the aforementioned condominium office. The rent expense paid to the stockholder was $51,500 for the fiscal year ended March 31, 2009.

Over the years, the Company has made advances to its sole common stockholder. This advance is payable on demand and bears no interest. The balance as of March 31, 2009 was $128,739.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that "aggregate indebtedness" shall not exceed 15 times "net capital" as these terms are defined by the Rule.

As of March 31, 2009, the Company's net capital was $77,098, which exceeded the capital requirements of $50,000 by $27,098 and its net capital ration was .39 to 1.

CAPITAL PORTFOLIO MANAGEMENT, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
As of March 31, 2009

NET CAPITAL		
Total stockholders' equity		$230,813
Deduct: Stockholder's equity not allowable for net capital		---
Total stockholders' equity qualified for net capital		230,813
Deductions and/or charges:		
Total non-allowable assets		148,404
Net capital before haircuts on securities positions		82,409
Haircuts on securities:		
Trading and investment securities:		
Stocks and warrants	$5,306	
Other securities	5	
Undue concentration	----	5,311
Net Capital		$ 77,098

CAPITAL PORTFOLIO MANAGEMENT, INC.
Schedule I – continued

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
As of March 31, 2009

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Account payable and accrued expenses	$ 12,021
Payable to clearing broker	7,405
Income tax payable	411
Commissions payable to brokers	10,284
Total aggregate indebtedness	$ 30,121

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 50,000
Excess net capital	$ 27,098
Excess net capital at 1000%	$ 74,086
Ration: Aggregate indebtedness to net capital	.39 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

We conclude that there are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the company and included in its unaudited Part II Focus Report filing as of the same date.

CAPITAL PORTFOLIO MANAGEMENT, INC.
Schedule II

Reconciliation Between Audited and Unaudited
Statements of Financial Condition
March 31, 2009

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report filed as of March 31, 2009.

CAPITAL PORTFOLIO MANAGEMENT, INC.
Schedule III

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
March 31, 2009

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k (2) (ii).

CAPITAL PORTFOLIO MANAGEMENT, INC.
Schedule IV

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
March 31, 2009

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k (2) (ii)

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditor's Report on
Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Capital Portfolio Management, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Capital Portfolio Management, Inc. (the Company), for the year ended March 31, 2009, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1)of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practice and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smyth & Ward P.A.

Hunt Valley, Maryland
May 12, 2009

CAPITAL PORTFOLIO MANAGEMENT INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

For the year ended March 31, 2009